Exhibit 99.1

Ebang International Holdings Inc. Receives Registration Approval of Digital Currency

Exchange in Australia

HANGZHOU, China, February 10, 2022 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a global blockchain technology company, today announced that the Company’s wholly owned subsidiary Ebonex Australia Pty Ltd (“Ebonex Australia”) has received registration approval from Australian Transaction Reports and Analysis Centre (AUSTRAC) as a digital currency exchange as of December 3, 2021.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “Last year, we began our expansion in Australia by setting up subsidiaries and office space and establishing our local professional team. And now we are proud to announce that AUSTRAC has approved Ebonex Australia’s registration as a digital currency exchange (DCE). AUSTRAC, an Australian government financial intelligence agency responsible for detecting, deterring and responding to criminal abuse of the financial system, oversees registration of any business that offers cryptocurrency exchange services. We consider Australia a major financial hub and recognize its significant influence in the global market; therefore, receiving the DCE approval is of great importance to us. Our cryptocurrency exchange project team, which consists of senior industry technical experts, has been developing and testing the cryptocurrency exchange tirelessly, and we anticipate that the exchange will be introduced to the market in the near future. We are confident that the DCE approval will add substantial value to our business growth and believe this latest approval is the most recent milestone in the Company’s transformation into a diversified and vertically integrated blockchain company with comprehensive involvements in the value chain of the blockchain industry. We will continue leveraging our technological strengths to contribute to the development of the cryptocurrency exchange business.”

There is no guarantee that the Company’s operation of its cryptocurrency exchange will improve the Company’s financial performance or results of operations. Shareholders are cautioned not to place undue reliance on this press release, or the forward-looking statements contained herein.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com